EXHIBIT 99.2

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this current report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” in the annual report of Form 20-F filed on February 13, 2017 (the “2016 Form 20-F”) and elsewhere in this current report, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section “Forward-Looking Statements” at the beginning of the 2016 Form 20-F.

Prior to the closing of the initial public offering (“IPO”), we did not own any vessels. Our International Financial Reporting Standards (“IFRS”) Common Control Reported Results represent the results of GasLog Partners LP (“GasLog Partners” or the “Partnership” or “we” or “our” or “us”) as an entity under the common control of GasLog Ltd. (“GasLog”). The following discussion assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of two vessels from GasLog to the Partnership in September 2014, the transfer of three vessels from GasLog to the Partnership in July 2015, the transfer of one vessel from GasLog to the Partnership in November 2016 and the transfer of one additional vessel from GasLog to the Partnership in May 2017 were each accounted for as a reorganization of entities under common control under IFRS. Accordingly, the annual consolidated financial statements and the accompanying discussion under “Results of Operations” include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog.

For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results.

We manage our business and analyze and report our results of operations in a single segment.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring liquefied natural gas (“LNG”) carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our fleet of ten LNG carriers, which have charter terms expiring through 2026, were contributed to us by, or acquired from, GasLog, which controls us through its ownership of our general partner.

Our fleet consists of ten LNG carriers, including five vessels with modern tri-fuel diesel electric (“TFDE”) propulsion technology and five modern steam turbine-powered (“Steam”) vessels that operate under long-term charters with Royal Dutch Shell plc (“Shell”), without including the GasLog Geneva, a 174,000 cubic meters (“cbm”) LNG carrier, the acquisition of which closed on July 3, 2017 and has not been reflected throughout the discussion of our financial condition and results of operations in this current report. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners.

We operate our vessels under long-term charters with fixed-fee contracts that generate predictable cash flows. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

Our result of operations, cash flows and financial conditions could differ from those that would have resulted if we operated autonomously or as an entity independent of GasLog in the years for which historical financial data is presented below, and such data may not be indicative of our future operating results or financial performance.

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You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•	The size of our fleet continues to change. Our historical results of operations, as reported under common control accounting, reflect changes in the size and composition of our fleet due to certain vessel deliveries. For example, each of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Seattle were delivered from the shipyard during 2013, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally were acquired by GasLog during 2014 and the GasLog Greece was delivered from the shipyard during 2016 and did not have any historical operations in GasLog prior to that time. In addition, pursuant to the omnibus agreement, (i) we have the option to purchase from GasLog six additional LNG carriers at fair market value as determined in accordance with the provisions of the omnibus agreement, and (ii) GasLog will be required to offer to us for purchase at fair market value, as determined in accordance with the omnibus agreement, any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation that GasLog owns or acquires if charters are secured with committed terms of five full years or more. Furthermore, we may grow through the acquisition in the future of other vessels as part of our growth strategy.

•	Our future results of operations may be affected by fluctuations in currency exchange rates. All of the revenue generated from our fleet is denominated in U.S. dollars, and the majority of our expenses, including debt repayment obligations under our credit facilities and a portion of our administrative expenses, are denominated in U.S. dollars. However, a portion of the ship operating expenses, primarily crew wages of officers, and a large portion of our administrative expenses are denominated in euros. The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. dollars.

•	Our historical results of operations reflect costs that are not necessarily indicative of future administrative costs. The aggregate fees and expenses payable for services under the administrative services agreement, commercial management agreements and ship management agreements for the year ended December 31, 2016 were $4.8 million, $3.7 million and $5.4 million, respectively. As our board approved an increase in the service fee payable to GasLog under the terms of the administrative services agreement in November 2016, the fees and expenses payable pursuant to these agreements will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2016. Additionally, these fees and expenses will be payable without regard to our business, results of operations and financial condition. For a description of the administrative services agreement, commercial management agreements and ship management agreements, see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions” of the 2016 Form 20-F.

Known Trends

As referenced in the Risk Factors included in the 2016 Form 20-F, global crude oil prices have been depressed since 2014. This has in turn applied downward pressure on natural gas prices and led to a narrowing of the gap in pricing in different geographic regions, which has adversely affected the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future.

In the shorter-term shipping market in the fourth quarter 2016, brokers reported that spot rates in the Atlantic Basin increased to approximately $45,000 per day, with one end of year fixture reported above $50,000. The catalyst was greater ton-mile demand with many cargoes going from the U.S. to Asia through the Panama Canal. Spot charter terms have also improved with round trip economics now seen on some short term voyages. In the Pacific Basin, reported rates were lower at around $38,000 per day than the Atlantic, largely due to the greater availability of vessels during the period.

In the longer term, there remain uncertainties in the legacy of several years of low oil prices: oil may undermine natural gas as a fuel for power generation, although natural gas may in turn become more attractive than coal, nuclear and renewables. Amidst this uncertainty, some production companies have announced delays or cancellations of previously-announced LNG projects that, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years. And although there is broad market consensus that LNG ship demand is expected to outstrip ship supply over the next few years, delays to start up or unexpected downtime of LNG supply projects may reduce demand and increase supply. Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future time charters at attractive rates and durations upon expiration or early termination of our current charter arrangements, for any ships for which we have not yet secured charters or for any new ships we acquire, which could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

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Our ships are currently all under multi-year contracts, three of which expire during 2018 unless the charterer exercises its extension option. For the three ships concerned the charterer has the option to extend the charters for two consecutive periods of three or four years each plus or minus up to 30 days. Each charter extension and the length thereof is to be nominated by charterers at least 18 months before the end of each current charter period. No such nominations have been made in respect of the GasLog Shanghai, which is now due to come off charter in May 2018 plus or minus 30 days, the GasLog Santiago, which is now due to come off charter in July 2018 plus or minus 30 days and the GasLog Sydney, which is now due to come off charter in September 2018 plus or minus 30 days. Depending on prevailing LNG charter market conditions, we may have difficulty in securing renewed or new charters at attractive rates and durations on the ships when such multi-year charters expire. Such a failure could adversely affect our future liquidity, results of operations and cash flows, including cash available for distribution to unitholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants we are required to comply with are based. However, in 2017, we expect projects coming onstream will add approximately 25 million tonnes (annualized, mtpa) of new liquefaction capacity in both Australia and the U.S., and a further ~100 mtpa from 2018 to 2020. Although much of the shipping required to transport this additional volume has been contracted and is currently under construction, encouraging levels of tendering activity is being noted and we continue to see a future shortfall of vessels that will be required for the Australian and U.S. projects that have taken final investment decision.

A. Operating Results

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number and availability of our LNG carriers and the other ten GasLog LNG carriers that are or that we expect will be in the future subject to charters with committed terms of five full years or more upon delivery, and our ability to acquire any of GasLog’s other existing or future LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation, to the extent that charters are secured on these vessels with committed terms of five full years or more;

•	our ability to maintain a good working relationship with our existing customers and our ability to increase the number of our customers through the development of new working relationships;

•	the performance of our charterer;

•	the supply and demand relationship for LNG shipping services;

•	our ability to successfully re-employ our ships at economically attractive rates;

•	the effective and efficient technical management of our ships;

•	our ability to obtain acceptable debt financing in respect of our capital commitments;

•	our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers’ requirements; and

•	economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which include changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use.

In addition to the general factors discussed above, we believe certain specific factors have impacted, or will impact, our results of operations. These factors include:

•	the hire rate earned by our ships;

•	unscheduled off-hire days;

•	the level of our ship operating expenses, including crewing costs, insurance and maintenance costs;

•	our level of debt, the related interest expense and the timing of required payments of principal;

•	mark-to-market changes in interest rate swaps and foreign currency fluctuations; and

•	the level of our general and administrative expenses, including salaries and costs of consultants.

See “Item 3. Key Information—D. Risk Factors” of the 2016 Form 20-F for a discussion of certain risks inherent in our business.

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Principal Components of Revenues and Expenses

Revenues

Our revenues are driven primarily by the number of LNG carriers in our fleet, the amount of daily charter hire that they earn under time charters and the number of operating days during which they generate revenues. These factors, in turn, are affected by our decisions relating to ship acquisitions and disposals, the amount of time that our ships spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and technical specifications of our ships, as well as the relative levels of supply and demand in the LNG carrier charter market. Under the terms of some of our time charter arrangements, the operating cost component of the daily hire rate is intended to correspond to the costs of operating the ship. Accordingly, we will receive additional revenue under such time charters through an annual escalation of the operating cost component of the daily hire rate. We believe these adjustment provisions can provide substantial protection against significant cost increases. See “Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters—Hire Rate Provisions” of the 2016 Form 20-F for a more detailed discussion of the hire rate provisions of our charter contracts.

Our LNG carriers are employed through time charter contracts. Revenues under our time charters are recognized when services are performed, revenue is earned and the collection of the revenue is reasonably assured. The charter hire revenue is recognized on a straight-line basis over the term of the relevant time charter. We do not recognize revenue during days when the ship is off-hire, unless it is recoverable from insurers. Advance payments under time charter contracts are classified as liabilities until such time as the criteria for recognizing the revenue are met.

Vessel Operating Costs

We are generally responsible for ship operating expenses, which include costs for crewing, insurance, repairs, modifications and maintenance, lubricants, spare parts and consumable stores and other miscellaneous expenses, as well as the associated cost of providing these items and services. However, as described above, the hire rate provisions of our time charters are intended to reflect the operating costs borne by us. The charters on four vessels in our fleet contain provisions that are designed to reduce our exposure to increases in operating costs, including review provisions and cost pass-through provisions. Ship operating expenses are recognized as expenses when incurred.

Voyage Expenses and Commissions

Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls, but not commissions. Commissions are recognized as expenses on a pro rata basis over the duration of the period of the time charter.

Depreciation

We depreciate the cost of our ships on the basis of two components: a vessel component and a dry-docking component. The vessel component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard. Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage (“LWT”) and an estimated scrap rate per LWT, which represents our estimate of the market value of the ship at the end of its useful life.

We must periodically dry-dock each of our ships for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. All our ships are required to be dry-docked for these inspections at least once every five years. At the time of delivery of a ship, we estimate the dry-docking component of the cost of the ship, which represents the estimated cost of the ship’s first dry-docking based on our historical experience with similar types of ships. The dry-docking component of the ship’s cost is depreciated over five years, in the case of new ships, and until the next dry-docking for secondhand ships, unless the Partnership determines to dry-dock the ships at an earlier date. In the event a ship is dry-docked at an earlier date, the unamortized dry-docking component is written-off immediately.

General and Administrative Expenses

General and administrative expenses consist primarily of legal and other professional fees, board of directors’ fees, share-based compensation expense, directors’ and officers’ liability insurance, travel and accommodation expenses, commercial management fees and administrative fees payable to GasLog.

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Financial Costs

We incur interest expense on the outstanding indebtedness under our credit facilities and the swap arrangements, if any, that qualify for treatment as cash flow hedges for financial reporting purposes, which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our credit facilities.

Interest expense and amortization of loan issuance costs are expensed as incurred.

Financial Income

Financial income consists of interest income, which will depend on the level of our cash deposits, investments and prevailing interest rates. Interest income is recognized on an accrual basis.

Gain/(Loss) on Interest Rate Swaps

Any gain or loss derived from the fair value of the interest rate swaps at their inception, the ineffective portion of changes in the fair value of the interest rate swaps that meet hedge accounting criteria and net interest on interest rate swaps held for trading, the movement in the fair value of the interest rate swaps that have not been designated as hedges and the amortization of the cumulative unrealized loss for the interest rate swaps that hedge accounting was discontinued are presented as gain or loss on interest rate swaps in our consolidated statements of profit or loss.

Results of Operations

Our results set forth below are derived from the annual consolidated financial statements of the Partnership. Prior to the closing of our IPO, we did not own any vessels. The presentation assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of two vessels from GasLog to the Partnership in September 2014, the transfer of three vessels from GasLog to the Partnership in July 2015, the transfer of one vessel from GasLog to the Partnership in November 2016 and the transfer of one additional vessel from GasLog to the Partnership in May 2017 were each accounted for as a reorganization of entities under common control under IFRS. The consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog. For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results.

Five of our LNG carriers, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Seattle and the GasLog Greece were delivered and immediately commenced their time charters in January 2013, March 2013, May 2013, December 2013 and March 2016 respectively. In addition, the Methane Rita Andrea and the Methane Jane Elizabeth commenced their time charters upon their acquisition by GasLog in April 2014. Finally, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally commenced their time charters upon their acquisition by GasLog in June 2014.

The Partnership’s historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

Certain numerical figures included in the below tables have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

Year ended December 31, 2015 compared to the year ended December 31, 2016

	IFRS Common Control Reported Results
	2015	2016	Change
	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	224,190	252,016	27,826
Vessel operating costs	(47,748)	(51,737)	(3,989)
Voyage expenses and commissions	(2,979)	(3,442)	(463)
Depreciation	(49,971)	(54,548)	(4,577)
General and administrative expenses	(11,536)	(12,031)	(495)
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Profit from operations	111,956	130,258	18,302
Financial costs	(31,212)	(40,300)	(9,088)
Financial income	29	188	159
Loss on interest rate swaps	(3,144)	(2,513)	631
Profit for the year	77,629	87,633	10,004
Profit attributable to Partnership’s operations	65,040	77,270	12,230

(1)	Restated so as to reflect the historical financial results of GAS-seven Ltd. and GAS-eleven Ltd. acquired on November 1, 2016 and May 3, 2017, respectively, from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this current report.

During the year ended December 31, 2015, we had an average of 9.0 vessels operating in our owned fleet having 3,220 operating days while during the year ended December 31, 2016, we had an average of 9.8 vessels operating in our owned fleet having 3,526 operating days.

Revenues: Revenues increased by $27.8 million, or 12.4%, from $224.2 million for the year ended December 31, 2015, to $252.0 million for the year ended December 31, 2016. The increase is mainly attributable to an increase of $23.3 million from the delivery of the GasLog Greece on March 29, 2016, which resulted in an increase in operating days, an increase of $1.6 million due to the reduced off-hire days from scheduled dry-dockings (during the year ended December 31, 2015 three vessels underwent dry-docking versus two vessels during the year ended December 31, 2016), the increase of the average daily hire rate from $69,624 for the year ended December 31, 2015 to $71,474 for the year ended December 31, 2016 and an increase of $0.6 million due to one additional calendar day during the year ended December 31, 2016.

Vessel Operating Costs: Vessel operating costs increased by $4.0 million, or 8.4%, from $47.7 million for the year ended December 31, 2015, to $51.7 million for the year ended December 31, 2016. The increase is mainly attributable to an increase of $2.5 million in technical expenses related to new technical equipment, various scheduled repairs and technical certifications, an increase of $1.7 million in crew wages due to the increase in operating days, partially offset by a decrease of $0.2 million in insurance expenses achieved by the negotiation of more favorable terms in the renewal of the vessels’ insurance contracts. Daily operating cost per vessel marginally decreased from $14,535 per day during the year ended December 31, 2015 to $14,488 per day during the year ended December 31, 2016.

Voyage expenses and commissions: Voyage expenses and commissions increased by $0.4 million, or 13.3%, from $3.0 million for the year ended December 31, 2015, to $3.4 million for the year ended December 31, 2016. The increase is mainly attributable to the increased operating days in the year ended December 31, 2016.

Depreciation: Depreciation increased by $4.5 million, or 9.0%, from $50.0 million for the year ended December 31, 2015, to $54.5 million for the year ended December 31, 2016. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the year ended December 31, 2016.

General and Administrative Expenses: General and administrative expenses increased by $0.5 million, or 4.3%, from $11.5 million for the year ended December 31, 2015, to $12.0 million for the year ended December 31, 2016. The increase is mainly attributable to an increase in administrative expenses of $1.0 million for services under the administrative services agreement with GasLog related to the three vessels acquired from GasLog in July 2015 and the GasLog Seattle acquired from GasLog in November 2016, an increase of $0.3 million in the non-cash expense recognized in respect of the share-based compensation and an increase of $0.3 million in all other expenses, partially offset by a decrease of $0.9 million in legal and professional fees mainly due to consultancy fees charged in 2015 and a decrease of $0.2 million in board of directors’ fees.

Financial Costs: Financial costs increased by $9.1 million, or 29.2%, from $31.2 million for the year ended December 31, 2015, to $40.3 million for the year ended December 31, 2016. The increase is mainly attributable to the increase in amortization of loan fees of $3.6 million, mainly driven by a write-off of $2.4 million of unamortized loan fees associated with the GasLog Seattle credit facility that was refinanced in July 2016, the $4.8 million increase in interest expense on loans, the increase in commitment fees of $0.6 million mainly for the revolving credit facility with GasLog and the increase in other financial expenses of $0.1 million. During the year ended December 31, 2015, we had an average of $922.3 million of outstanding indebtedness, with a weighted average interest rate of 2.9%, compared to an average of $975.3 million of outstanding indebtedness with a weighted average interest rate of 3.2% during the year ended December 31, 2016.

Loss on Interest Rate Swaps: Loss on interest rate swaps decreased by $0.6 million, or 19.4%, from $3.1 million for the year ended December 31, 2015, to $2.5 million for the year ended December 31, 2016. The decrease is mainly attributable to a decrease in loss of $1.7 million from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss and a decrease in realized loss from interest rate swaps held for trading of $0.8 million, which was partially offset by an increase of $1.9 million in recycled loss that was reclassified from equity to the statement of profit or loss related to the interest rate swaps terminated in July 2016.

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Profit for the Year: Profit for the year increased by $10.0 million, or 12.9% from $77.6 million for the year ended December 31, 2015, to $87.6 million for the year ended December 31, 2016, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership for the year increased by $12.3 million, or 19.0% from $65.0 million for the year ended December 31, 2015, to $77.3 million for the year ended December 31, 2016. The increase is mainly attributable to the increase in operating days (2,377 operating days in the year ended December 31, 2015 as compared to 2,944 operating days in the year ended December 31, 2016) and the unrealized gain on interest rate swaps.

Specifically, the acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally on July 1, 2015 and the acquisition of the GasLog Seattle on November 1, 2016 resulted in an increase in profit from operations by $21.2 million. In addition, the profit attributable to the Partnership was further affected by (a) a decrease in revenues of $2.6 million mainly due to the off-hire days from the scheduled dry-docking of two of our vessels, partially offset by the one additional calendar day during the year ended December 31, 2016, (b) an increase in vessel operating expenses of $1.4 million deriving mainly from scheduled repairs and technical specifications during the dry-docking of two of our vessels, (c) an increase in financial costs including realized loss on interest rate swaps of $9.0 million due to the outstanding debt of the GasLog Seattle after its dropdown to the Partnership and (d) an increase of $4.1 million in unrealized gain on interest rate swaps signed in November 2016.

The above discussion of revenues, operating expenses, financial costs and gain on interest rate swaps attributable to the Partnership are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog. See “Item 3. Key Information—A. Selected Financial Data—A.2. Partnership Performance Results” for further discussion of these “Partnership Performance Results” and a reconciliation to the most directly comparable IFRS reported results (the “IFRS Common Control Reported Results”).

Year ended December 31, 2014 compared to the year ended December 31, 2015

	IFRS Common Control Reported Results
	2014	2015	Change
	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	184,222	224,190	39,968
Vessel operating costs	(35,732)	(47,748)	(12,016)
Voyage expenses and commissions	(2,368)	(2,979)	(611)
Depreciation	(39,569)	(49,971)	(10,402)
General and administrative expenses	(6,939)	(11,536)	(4,597)
Profit from operations	99,614	111,956	12,342
Financial costs	(37,725)	(31,212)	6,513
Financial income	49	29	(20)
Loss on interest rate swaps	(12,903)	(3,144)	9,759
Profit for the year	49,035	77,629	28,594
Profit attributable to Partnership’s operations	14,544	65,040	50,496

(1)	Restated so as to reflect the historical financial results of GAS-seven Ltd. and GAS-eleven Ltd. acquired on November 1, 2016 and May 3, 2017, respectively, from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this current report.

During the year ended December 31, 2014, we had an average of 7.1 vessels operating in our owned fleet having 2,586 operating days while during the year ended December 31, 2015, we had an average of 9.0 vessels operating in our owned fleet having 3,220 operating days.

Revenues: Revenues increased by $40.0 million, or 21.70%, from $184.2 million for the year ended December 31, 2014, to $224.2 million for the year ended December 31, 2015. The increase is mainly attributable to the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth on April 10, 2014, and the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally on June 4, 2014, June 11, 2014 and June 25, 2014, respectively, and the commencement of their charter party agreements. These deliveries resulted in an increase in operating days. In addition, the vessels delivered during 2014 were generating revenue for the full year in 2015 as compared to 2014. The increase in revenues was partially offset by a decrease of $4.4 million caused mainly by the off-hire days due to the dry-dockings of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally. The average daily hire rate for the year ended December 31, 2014 was $71,238 as compared to $69,624 for the year ended December 31, 2015.

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Vessel Operating Costs: Vessel operating costs increased by $12.0 million, or 33.6%, from $35.7 million for the year ended December 31, 2014, to $47.7 million for the year ended December 31, 2015. The increase is mainly attributable to the increased operating days in the year ended December 31, 2015 and the increased average daily operating cost per vessel from $13,769 per day in 2014 to $14,535 per day in 2015, reflecting increased technical maintenance expenses due to planned underwater inspections and maintenance of the main engines for three of our vessels and other repairs that were undertaken during the dry-docking of the three vessels acquired from GasLog in 2015, partially offset by the decrease in crew wages denominated in euros due to the decrease in the average USD/EUR exchange rate between the two periods.

Voyage expenses and commissions: Voyage expenses and commissions increased by $0.6 million, or 25.0%, from $2.4 million for the year ended December 31, 2014, to $3.0 million for the year ended December 31, 2015. The increase is mainly attributable to the increased operating days in the year ended December 31, 2015.

Depreciation: Depreciation increased by $10.4 million, or 26.3%, from $39.6 million for the year ended December 31, 2014, to $50.0 million for the year ended December 31, 2015. The increase is mainly attributable to the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth delivered in April 2014 and the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally delivered in June 2014 and the fact that depreciation charges for that period commenced from each vessel’s delivery date to December 31, 2014, compared to the year ended December 31, 2015 where the vessels were in operation for the entire year.

General and Administrative Expenses: General and administrative expenses increased by $4.6 million, or 66.7%, from $6.9 million for the year ended December 31, 2014, to $11.5 million for the year ended December 31, 2015. The increase is mainly attributable to an increase in administrative expenses of $2.4 million for services under the administrative services agreement with GasLog, which went into effect on May 12, 2014, the closing date of our IPO, an increase of $0.9 million in legal and professional fees related to the requirements of being a public company, an increase in commercial management fees of $0.5 million related to the acquisition of the five vessels, an increase of board of directors’ fees of $0.4 million, an increase of $0.2 million in the non-cash expense recognized in respect of share-based compensation, an increase in directors and officers’ liability insurance of $0.1 million and an increase in all other expenses of $0.1 million.

Financial Costs: Financial costs decreased by $6.5 million, or 17.2%, from $37.7 million for the year ended December 31, 2014, to $31.2 million for the year ended December 31, 2015. The decrease is mainly attributable to a $9.0 million write-off of the unamortized fees in connection with the repayment of the then existing debt facilities in 2014 and termination fees for the aforementioned debt of $1.2 million, which was partially offset by an increase in interest expense by $3.9 million. During the year ended December 31, 2014, we had an average of $805.9 million of outstanding indebtedness, having an aggregate weighted average interest rate of 2.9%, compared to an average of $922.3 million of outstanding indebtedness with a weighted average interest rate of 2.9% during the year ended December 31, 2015.

Loss on Interest Rate Swaps: Loss on interest rate swaps decreased by $9.8 million, or 76.0% from $12.9 million for the year ended December 31, 2014, to $3.1 million for the year ended December 31, 2015. The decrease is mainly attributable to a $5.5 million decrease in recycled loss of cash flow hedges reclassified to profit or loss resulting mainly from the termination of the Partnership’s swap contracts in 2014, a decrease of $2.2 million in realized loss on interest rate swaps held for trading and a $2.1 million decrease in loss from the mark-to-market valuation of the interest rate swaps which are carried at fair value through profit or loss.

Profit for the Year: Profit for the year increased by $28.6 million, or 58.4%, from $49.0 million for the year ended December 31, 2014, to $77.6 million for the year ended December 31, 2015, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership for the year increased by $50.5 million, from $14.5 million for the year ended December 31, 2014, to $65.0 million for the year ended December 31, 2015. The increase is mainly attributable to the increase in operating days (885 operating days in the year ended December 31, 2014 as compared to 2,377 operating days in the year ended December 31, 2015).

Specifically, the five vessels acquired by the Partnership in 2014 and the acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally on July 1, 2015 resulted in (a) an increase in revenues attributable to the Partnership by $103.0 million, from $65.9 million for the year ended December 31, 2014, to $168.9 million for the year ended December 31, 2015 (the average daily hire rate for the year ended December 31, 2014 was $74,498 as compared to $71,067 for the year ended December 31, 2015), (b) an increase in operating expenses attributable to the Partnership by $21.5 million, from $12.2 million for the year ended December 31, 2014, to $33.7 million for the year ended December 31, 2015 (the average daily operating expenses for the year ended December 31, 2014 was $13,815 per day as compared to $14,159 per day for the year ended December 31, 2015), (c) an increase in depreciation expense attributable to the Partnership by $22.6 million, from $13.4 million for the year ended December 31, 2014, to $36.0 million for the year ended December 31, 2015 and (d) an increase in voyage expenses and commissions attributable to the Partnership by $1.3 million, from $0.8 million for the year ended December 31, 2014, to $2.1 million for the year ended December 31, 2015.

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In addition, the profit attributable to the Partnership was further affected by (a) an increase in general and administrative expenses attributable to the Partnership by $5.7 million, from $4.6 million for the year ended December 31, 2014, to $10.3 million for the year ended December 31, 2015 which is mainly attributable to an increase in administrative fees, commercial management fees, legal and professional fees related to the requirements of being a public company, directors’ fees, non-cash expense in respect of share-based compensation and directors and officers’ liability insurance and (b) an increase in net financial costs attributable to the Partnership by $1.4 million, from $20.4 million for the year ended December 31, 2014, to $21.8 million for the year ended December 31, 2015.

The above discussion of revenues, operating expenses, depreciation expense, voyage expenses and commissions, general and administrative expenses and net financial costs attributable to the Partnership are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog. See “Item 3. Key Information—A. Selected Financial Data—A.2. Partnership Performance Results” for further discussion of these “Partnership Performance Results” and a reconciliation to the most directly comparable IFRS reported results (the “IFRS Common Control Reported Results”).

Customers

We currently derive all of our revenues from subsidiaries of Shell.

Seasonality

Since our vessels are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues during the year.

B. Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements (the “Five Vessel Refinancing”) to refinance debt maturities that were scheduled to become due in 2016 and 2017. The Five Vessel Refinancing are comprised of a five-year senior tranche facility of up to $396.5 million and a two-year bullet junior tranche of up to $180.0 million. The vessels covered by the Five Vessel Refinancing are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne.

On April 5, 2016, $216.9 million and $89.9 million under the senior and junior tranche, respectively, of the Five Vessel Refinancing were drawn by the Partnership to refinance $305.5 million of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. The remaining principal amounts drawn under the senior tranche facility shall be repaid in 18 quarterly equal installments of $4.5 million and a balloon payment of $126.5 million together with the final quarterly installment. The amounts drawn under the junior tranche facility shall be repaid in full 24 months after the drawdown date. Amounts drawn bear interest at LIBOR plus a margin (variable margin for the junior tranche).

On August 5, 2016, GasLog Partners completed an equity offering of 2,750,000 common units and issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest at a public offering price of $19.50 per unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $53.39 million and were used to finance the acquisition from GasLog of 100% of the ownership interests in GAS-seven Ltd., the entity which owns the 155,000 cbm LNG carrier GasLog Seattle, which was acquired on November 1, 2016 for an aggregate purchase price of $189.0 million, including $1.0 million of positive net working capital.

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Following the acquisition of GAS-seven Ltd., the Partnership assumed $122.3 million which was drawn on July 25, 2016 (“GasLog Seattle Term and Revolving Facilities”) to refinance the existing indebtedness of $124.0 million of GAS-seven Ltd. The balance outstanding as of December 31, 2016 is $122.3 million and shall be repaid in ten semi-annual installments of $3.8 million and a balloon payment of $84.8 million due together with the last installment in July 2021, while the revolving credit facility available amounts can be drawn at any time until December 31, 2020. Amounts drawn bear interest at LIBOR plus a margin.

On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units at a public offering price of $20.50 per unit. In addition, the option to purchase additional units was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being sold at the same price. The aggregate net proceeds from this offering, including the partial exercise by the underwriter of the option to purchase additional units, after deducting underwriting discounts and other offering expenses, were $78.2 million. In connection with the offering, the Partnership also issued 78,980 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1.6 million. The Partnership plans to use the net proceeds from the public offering for general partnership purposes, which may include future acquisitions, debt repayment, capital expenditures and additions to working capital.

On April 3, 2017, GasLog Partners signed a deed of termination with respect to the $30.0 million revolving credit facility with GasLog (the “Old Sponsor Credit Facility”). On the same date, GasLog Partners entered into a new unsecured five year term loan of $45.0 million and a five year revolving credit facility of $30.0 million with GasLog (together, the “New Sponsor Credit Facility”). Subsequently, on April 5, 2017, an amount of $45.0 million under the term loan facility and an amount of $15.0 million under the revolving credit facility were drawn by the Partnership and were used on the same date to prepay $60.1 million of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., which would have been originally due in April 2018.

On May 3, 2017, in connection with the acquisition of GAS-eleven Ltd., the entity that owns the GasLog Greece, the Partnership paid GasLog $66.6 million representing the difference between the $219.0 million aggregate purchase price and the $151.4 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $1.0 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

On July 3, 2017, in connection with the acquisition of GAS-thirteen Ltd., the entity that owns the GasLog Geneva, the Partnership paid GasLog $55.0 million representing the difference between the $211.0 million aggregate purchase price and the $155.0 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $1.0 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million. Whilst the acquisition of Gas-thirteen Ltd. will be accounted for as a reorganization of entities under common control, this entity is not reflected in the accompanying consolidated financial statements included in this current report.

In connection with the acquisitions of GAS-eleven Ltd. on May 3, 2017 and GAS-thirteen Ltd. on July 3, 2017, the Partnership assumed $151.4 million and $155.0 million of outstanding indebtedness of the respective acquired entities under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing is backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who are either directly lending or providing cover for over 60% of the facility.

On May 15, 2017, GasLog Partners completed a public offering of 5,750,000 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), including 750,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Units, liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $138.8 million. The Series A Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR A”. The initial distribution on the Series A Preference Units will be payable on September 15, 2017. The preference units issued have been accounted for as equity instruments based on certain characteristics such as the discretionary nature of the distributions by our board of directors, which can be deferred and accumulate, as well as the redemption rights at the option of the Partnership only. These units have preference upon liquidation and the holders would receive $25.00 per unit plus any accumulated and unpaid distributions.

On May 16, 2017, GasLog Partners commenced an “at-the-market” common equity offering programme (“ATM Programme”) under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement, entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. From establishment of the ATM Programme through September 29, 2017, GasLog Partners had issued and received payment for 2,351,885 common units at a weighted average price of $22.91 per common unit for total net proceeds of $52.8 million after broker commissions and other expenses. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 47,998 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1.1 million.

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As of December 31, 2016, we had $53.2 million of cash and cash equivalents.

As of December 31, 2016, we had an aggregate of $966.7 million of indebtedness outstanding under our credit facilities. The Partnership’s revolving credit facility with GasLog was repaid on December 30, 2016. An amount of $56.0 million of outstanding debt is repayable within one year.

In November 2016, the Partnership entered into three interest rate swap agreements with GasLog at a notional value of $390.0 million in aggregate, maturing between 2020 and 2022. As of December 31, 2016, the Partnership has hedged 39.7% of its floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 1.63% (excluding margin).

Working Capital Position

As of December 31, 2016, our current assets totaled $67.1 million while current liabilities totaled $94.5 million, resulting in a negative working capital position of $27.4 million. Current liabilities include $20.0 million of time charter hires received in advance that are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met.

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Year ended December 31, 2015 compared to the year ended December 31, 2016

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2015	2016
	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$125,934	$164,557
Net cash provided by/(used in) investing activities	14,421	(176,739)
Net cash (used in)/provided by financing activities	(128,307)	2,740

(1)	Restated so as to reflect the historical financial results of GAS-seven Ltd. and GAS-eleven Ltd. acquired on November 1, 2016 and May 3, 2017, respectively, from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this current report.

Net Cash Provided by Operating Activities:

Net cash provided by operating activities increased by $38.7 million, from $125.9 million in the year ended December 31, 2015, to $164.6 million in the year ended December 31, 2016. The increase of $38.7 million is mainly attributable to an increase of $31.2 million in revenue collections, a decrease of $8.6 million in payments for general and administrative expenses, operating expenses and inventories and a decrease of $0.8 million in net interest payments relating to interest rate swaps held for trading, partially offset by an increase of $1.9 million in cash paid for interest.

Net Cash Provided by/(Used in) Investing Activities:

Net cash provided by investing activities decreased by $191.1 million, from net cash provided by investing activities of $14.4 million in the year ended December 31, 2015, to net cash used in investing activities of $176.7 million in the year ended December 31, 2016. The decrease of $191.1 million is mainly attributable to an increase of $166.6 million in payments for vessels (mainly due to the amount paid in connection with the delivery of the GasLog Greece in the year ended December 31, 2016) and a decrease in net cash from short-term investments of $24.7 million.

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Net Cash (Used in)/Provided by Financing Activities:

Net cash used in financing activities decreased by $131.0 million, from net cash used in financing activities of $128.3 million in the year ended December 31, 2015, to net cash provided by financing activities of $2.7 million in the year ended December 31, 2016. The decrease of $131.0 million is attributable to proceeds from borrowings of $602.0 million, the decrease of $104.5 million in cash remittance to GasLog in exchange for contribution of net assets, a decrease of $4.7 million in amounts due to shareholders and a decrease of $1.0 million in payments of dividends due prior to vessels’ drop-down to GasLog Partners. The above movements were partially offset by an increase of $428.6 million in bank loan repayments, a decrease of $122.1 million in net public offering proceeds, an increase in distributions of $14.4 million, an increase of $11.2 million in payments of loan issuance costs and net payments of $4.9 million related to the termination of our interest rate swap agreements.

Year ended December 31, 2014 compared to the year ended December 31, 2015

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2014	2015
	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$128,063	$125,934
Net cash (used in)/provided by investing activities	(809,336)	14,421
Net cash provided by/(used in) financing activities.	711,785	(128,307)

(1)	Restated so as to reflect the historical financial results of GAS-seven Ltd. and GAS-eleven Ltd. acquired on November 1, 2016 and May 3, 2017, respectively, from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this current report.

Net Cash Provided by Operating Activities:

Net cash provided by operating activities decreased by $2.2 million, from $128.1 million in the year ended December 31, 2014, to $125.9 million in the year ended December 31, 2015. The decrease of $2.2 million was due to an increase of $33.8 million in payments for general and administrative expenses, operating expenses and inventories, which was partially offset by an increase of $27.2 million in revenue collections, a decrease of $2.2 million in cash paid for interest and a $2.2 million decrease in net interest payments relating to interest rate swaps held for trading.

Net Cash (Used in)/Provided by Investing Activities:

Net cash provided by investing activities increased by $823.7 million, from net cash used in investing activities of $809.3 million in the year ended December 31, 2014, to net cash provided by investing activities of $14.4 million in the year ended December 31, 2015. The increase of $823.7 million is mainly attributable to a decrease of net cash used in payments for vessels of $781.8 million and an increase in net cash from short-term investments of $41.9 million.

Net Cash Provided by/(Used in) Financing Activities:

Net cash provided by financing activities decreased by $840.1 million, from net cash provided by financing activities of $711.8 million in the year ended December 31, 2014, to net cash used in financing activities of $128.3 million in the year ended December 31, 2015. The decrease of $840.1 million is mainly attributable to proceeds from borrowings of $1,022.5 million in the year ended December 31, 2014, capital contributions received of $232.6 million in 2014, decreased net public offering proceeds of $146.5 million, an increase in distributions of $37.8 million, which was partially offset by a decrease of $554.4 million in bank loan repayments, a decrease of $11.3 million in cash remittance to GasLog in exchange for contribution of net assets, a decrease of $13.7 million in payments of loan issuance costs, a decrease of $1.0 million in payments of dividends due to GasLog prior to vessels’ drop-down to the Partnership and a decrease of $18.9 million in repayments of advances from shareholders before the respective vessels’ drop-down to the Partnership.

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Borrowing Activities

Credit Facilities

Below is a summary of certain provisions of the Partnership’s credit facilities outstanding as of December 31, 2016:

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
Facility Agreement dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, and the financial institutions party thereto, or the “Partnership Facility”	Citibank, N.A., London Branch, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (publ), BNP Paribas	GAS-three Ltd. (GasLog Shanghai), GAS-four Ltd. (GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS-sixteen Ltd. (Methane Rita Andrea), GAS-seventeen Ltd. (Methane Jane Elizabeth)	$405.0 million	LIBOR + applicable margin	2019	12 consecutive quarterly installments of $5.6 million and a balloon payment of $337.5 million together with the final quarterly payment
Old Sponsor Credit Facility	GasLog Ltd.	GasLog Partners LP	$0 million	Fixed interest rate	2017	Revolving facility of $30.0 million available in minimum amounts of $2.0 million which are repayable within a period of six months after the respective drawdown date, subject to automatic renewal if not repaid
Five Vessel Refinancing	ABN Amro Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited.	GAS-nineteen Ltd. (Methane Alison Victoria) GAS-twenty Ltd. (Methane Shirley Elisabeth) GAS-twenty one Ltd. (Methane Heather Sally)	Senior Tranche: $207.8 million Junior Tranche: $89.9 million	LIBOR + applicable margin	2021	Senior Tranche: 18 consecutive quarterly installments of $4.5 million and a balloon payment of $126.5 million together with the final quarterly installment.
						Junior Tranche: Balloon payment of $89.9 million due in April 2018 without intermediate payments.
GasLog Seattle Term and Revolving Facilities	Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Ensklida AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, The Korea Development Bank and DVB Bank America N.V.	GAS-seven Ltd. (GasLog Seattle)	Term Loan: $122.3 million Revolving Loan: $0 million	LIBOR + applicable margin	2021	Term Loan: 10 semi-annual installments of $3.8 million and a balloon payment of $84.7 million due together with the last installment in July 2021. Revolving Facility: $12.9 million, currently undrawn, can be drawn on a fully revolving basis in minimum amounts of $5.0 million until 6 months prior to the maturity date in July 2021.
Assumed October 2015 Facility	Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank	GAS-eleven Ltd. (GasLog Greece)	$157.2 million	LIBOR + applicable margin	2028	19 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $30.6 million and thereafter 4 consecutive semi-annual installments of $4.2 million until March 2028.
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Partnership Facility

The Partnership Facility is secured as follows:

•	first priority mortgages over the vessels owned by the borrowers;

•	guarantees from us and our subsidiary GasLog Partners Holdings;

•	a pledge or a negative pledge of the share capital of the borrowers; and

•	a first priority assignment of all earnings and insurances related to the vessels owned by the borrowers.

Our Partnership Facility imposes certain operating and financial restrictions on our subsidiaries, which generally limit our subsidiaries’ ability to, among other things:

•	incur additional indebtedness, create liens or provide guarantees;

•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, us or any of our affiliates;

•	sell or otherwise dispose of assets, including our ships;

•	engage in merger transactions;

•	enter into, terminate or amend any charter;

•	amend our shipbuilding contracts, if any;

•	change the manager of our ships;

•	undergo a change in ownership; or

•	acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

Our Partnership Facility also imposes specified financial covenants that apply to us and our subsidiaries on a consolidated basis.

These financial covenants include the following:

•	the aggregate amount of all unencumbered cash and cash equivalents must be no less than the higher of 3.0% of total indebtedness or $15.0 million;

•	our total indebtedness divided by our total capitalization must not exceed 60.0%;

•	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110.0%; and

•	we are permitted to declare or pay any dividends or distributions subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

Our Partnership Facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy, as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration. In addition, the Partnership Facility contains covenants requiring that the aggregate fair market value of the vessels securing the facility remains above 120.0% of the aggregate amount outstanding under the facility. In the event that the value of the vessels falls below the threshold, we could be required to provide the lender with additional security or prepay a portion of the outstanding loan balance, which could negatively impact our liquidity. Compliance with the financial covenants is required on a semi-annual basis.

Revolving Credit Facility with GasLog

Following the IPO, we entered into a $30.0 million revolving credit facility with GasLog, which has no outstanding balance as of December 31, 2016 ($15.0 million as of December 31, 2015), to be used for general partnership purposes. The facility agreement is unsecured and provides for an availability period of 36 months and bore interest at a rate of 5.0% per annum, with no commitment fee for the first year. As of December 31, 2016, interest stood at 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance. The revolving credit facility with GasLog matured in May 2017. As of December 31, 2016, the Old Sponsor Credit Facility contained covenants that required us to, among other things:

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•	notify GasLog of any event which constitutes or may constitute an event of default or which may adversely affect our ability to perform our obligations under the credit facility; and

•	provide GasLog with information in respect of our business and financial status as GasLog may reasonably require including, but not limited to, copies of our unaudited quarterly financial statements and our audited annual financial statements.

Events of default under the Old Sponsor Credit Facility include, among others, the following:

•	failure to pay any sum payable under the Old Sponsor Credit Facility when due;

•	breach of certain covenants and obligations of the Old Sponsor Credit Facility;

•	a material inaccuracy of any representation or warranty;

•	default under other indebtedness in excess of $10.0 million which results in the relevant creditor declaring such indebtedness prematurely due and payable;

•	a lien, arrest, distress or similar event is levied upon or against any substantial part of our assets which is not discharged or disputed in good faith within 10 business days after we become aware of such event;

•	a substantial part of our business or assets is destroyed, abandoned, seized, appropriated or forfeited for any reason;

•	bankruptcy or insolvency events;

•	suspension or cessation of our business;

•	GasLog Partners GP LLC ceasing to be our general partner; and

•	an amendment to our limited partnership agreement that, in the reasonable opinion of the lender, is adverse to its interests in connection with the Old Sponsor Credit Facility.

On April 3, 2017, GasLog Partners signed a deed of termination with respect to the Old Sponsor Credit Facility. On the same date, GasLog Partners entered into a new unsecured five year term loan of $45.0 million and a five year revolving credit facility of $30.0 million with GasLog. Subsequently, on April 5, 2017, an amount of $45.0 million under the term loan facility and an amount of $15.0 million under the revolving credit facility were drawn by the Partnership and were used on the same date to prepay $60.1 million of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., which would have been originally due in April 2018.

Five Vessel Refinancing

On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements to refinance the debt maturities that were scheduled to become due in 2016 and 2017. The vessels covered by the Five Vessel Refinancing are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne.

The Five Vessel Refinancing are secured as follows:

•	first and second priority mortgages over the vessels owned by the respective borrowers;

•	guarantee from GasLog, guarantees up to the value of the commitments relating to the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally from us and GasLog Partners Holdings and a guarantee from GasLog Carriers for up to the value of the commitments on the remaining vessels;

•	a share charge over the share capital of the respective borrowers; and

•	first and second priority assignment of all earnings and insurance related to the vessels owned by the respective borrower.
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The Five Vessel Refinancing impose certain operating and financial restrictions on the Partnership and GasLog. These restrictions generally limit the Partnership’s and GasLog’s collective subsidiaries’ ability to, among other things:

•	incur additional indebtedness, create liens or provide guarantees;

•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, the Partnership or any of its affiliates;

•	sell or otherwise dispose of assets, including ships;

•	engage in merger transactions;

•	enter into, terminate or amend any charter;

•	amend shipbuilding contracts;

•	change the manager of ships, or;

•	acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

The GasLog and the Partnership’s guarantees to the Five Vessel Refinancing impose specified financial covenants that apply to the Partnership and GasLog and its subsidiaries on a consolidated basis.

The financial covenants that apply to the Partnership include the following:

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $15.0 million;

•	total indebtedness divided by total assets must be less than 60.0%;

•	the ratio of EBITDA over debt service obligations as defined in the Partnership’s guarantees (including interest and debt repayments) on a trailing 12 months’ basis must be not less than 110.0%; and

•	the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The financial covenants that apply to GasLog and its subsidiaries on a consolidated basis include the following:

•	net working capital (excluding the current portion of long-term debt) must be not less than $0;

•	total indebtedness divided by total assets must not exceed 75.0%;

•	the ratio of EBITDA over debt service obligations as defined in the GasLog guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50.0 million after the first drawdown;

•	GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and;

•	GasLog’s market value adjusted net worth must at all times be not less than $350.0 million;

The Five Vessel Refinancing also impose certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership’s and GasLog’s ability to make any substantial change in the nature of the Partnership’s or GasLog’s business or to engage in transactions that would constitute a change of control, as defined in the Five Vessel Refinancing, without repaying all of the Partnership’s and GasLog’s indebtedness under the Five Vessel Refinancing in full.

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The Five Vessel Refinancing contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, they contain covenants requiring the Partnership, GasLog and certain of their subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at not less than 115.0% until the maturity of the junior tranche, and 120.0% at any time thereafter, of the then outstanding amount under the applicable facility and any related swap exposure. If the Partnership and GasLog fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require prepayments or additional collateral sufficient for the compliance with such covenants, otherwise indebtedness could be accelerated.

GasLog Seattle Term and Revolving Facilities

Following the acquisition of GAS-seven Ltd., on November 1, 2016, the Partnership assumed $122.29 million of outstanding indebtedness of the acquired entity.

On July 19, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1,050.0 million (the “Legacy Facility Refinancing”) with a number of international banks, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea.

The credit agreement is secured as follows:

•	first priority mortgages over the ships owned by the respective borrowers;

•	guarantee from GasLog, guarantees up to the value of the commitments relating to the GasLog Seattle from us and GasLog Partners Holdings and a guarantee from GasLog Carriers for up to the value of the commitment on the remaining vessels;

•	a share security over the share capital of each of the respective borrowers; and

•	a first priority assignment of all earnings, excluding the vessels participating in The Cool Pool Limited, and insurance related to the ships owned by the respective borrowers.

The Legacy Facility Refinancing imposes certain operating and financial restrictions on GasLog. These restrictions generally limit GasLog’s ability to, among other things:

•	incur additional indebtedness, create liens or provide guarantees;

•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with any of GasLog’s affiliates;

•	sell or otherwise dispose of assets, including ships;

•	engage in merger transactions;

•	enter into, terminate or amend any charter;

•	amend shipbuilding contracts;

•	change the manager of ships, or;

•	acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

The Legacy Facility Refinancing also imposes specified financial covenants that apply to GasLog and its subsidiaries on a consolidated basis.

•	net working capital (excluding the current portion of long-term debt) must be not less than $0;

•	total indebtedness divided by total assets must not exceed 75.0%;

•	the ratio of EBITDA over debt service obligations as defined in the Legacy Facility Refinancing (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50.0 million after the first drawdown;
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•	GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and;

•	GasLog’s market value adjusted net worth must at all times be not less than $350.0 million;

The Legacy Facility Refinancing also imposes certain customary restrictions relating to GasLog and its subsidiaries, including restrictions that limit GasLog’s ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the Legacy Facility Refinancing, without repaying all of GasLog’s indebtedness under the Legacy Facility Refinancing in full.

The Legacy Facility Refinancing contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, it contains covenants requiring GasLog to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessels and (ii) the market value of any additional security provided to the lenders at any time at not less than 120.0% of the then outstanding amount plus any undrawn amounts under the applicable facilities. If GasLog fails to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require prepayments or additional collateral sufficient for the compliance with such covenants, otherwise indebtedness could be accelerated.

Assumed October 2015 Facility

Following the acquisition of GAS-eleven Ltd., on May 3, 2017, the Partnership assumed $151.4 million of outstanding indebtedness of the acquired entity.

On October 16, 2015, GasLog entered into a debt financing agreement with 14 international banks for $1,311,356 to partially finance the delivery of eight newbuildings expected to be delivered in 2016, 2018 and 2019. The financing is backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who are either directly lending or providing cover for over 60% of the facility.

The debt financing agreement is secured as follows:

•	first priority mortgages over the ships owned by the respective borrowers;

•	guarantee from GasLog, guarantees up to the value of the commitments relating to the GasLog Greece from us and GasLog Partners Holdings and a guarantee from GasLog Carriers for up to the value of the commitment on the remaining vessels or newbuidings;

•	a pledge of the share capital of each of the respective borrowers; and

•	a first priority assignment of all earnings related to the ships owned by the respective borrowers, including charter revenue, management revenue and any insurance and requisition compensation.

The October 2015 Facility imposes certain operating and financial restrictions on GasLog. These restrictions generally limit GasLog’s ability to, among other things:

•	incur additional indebtedness, create liens or provide guarantees;

•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with any of GasLog’s affiliates;

•	sell or otherwise dispose of assets, including ships;

•	engage in merger transactions;

•	enter into, terminate or amend any charter;

•	amend shipbuilding contracts;

•	change the manager of ships, or;
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•	acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

The October 2015 Facility also imposes specified financial covenants that apply to GasLog and its subsidiaries on a consolidated basis.

•	net working capital (excluding the current portion of long-term debt) must be not less than $0;

•	total indebtedness divided by total assets must not exceed 75.0%;

•	the ratio of EBITDA over debt service obligations as defined in the Legacy Facility Refinancing (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $50.0 million after the first drawdown;

•	GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and;

•	GasLog’s market value adjusted net worth must at all times be not less than $350.0 million;

The October 2015 Facility also imposes certain customary restrictions relating to GasLog and its subsidiaries, including restrictions that limit GasLog’s ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the October 2015 Facility, without repaying all of GasLog’s indebtedness under the October 2015 Facility in full, or to allow our largest shareholders to reduce their shareholding in us below specified thresholds.

The October 2015 Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, it contains covenants requiring GasLog to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessels and (ii) the market value of any additional security provided to the lenders at any time at not less than 115.0% for the first two years after each drawdown and 120.0% at any time thereafter of the then outstanding amount plus any undrawn amounts under the applicable facility. If GasLog fails to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require prepayments or additional collateral sufficient for the compliance with such covenants, otherwise indebtedness could be accelerated.

Contracted Chartered Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of December 31, 2016:

	Contracted Charter Revenues and Days from Time Charters For the years
	2017	2018	2019	2020-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	$260.4	$220.1	$170.6	$252.8	$903.9
Total contracted days(1)	3,620	3,094	2,446	3,130	12,290
Total available days(5)	3,620	3,560	3,650	25,090	35,920
Total unfixed days(6)	—	466	1,204	21,960	23,630
Percentage of total contracted days/total available days	100.0%	86.9%	67.0%	12.5%	34.2%

(1)	Reflects time charter revenues and contracted days for the ten LNG carriers in our fleet. This does not include charter revenues for the GasLog Geneva, the acquisition of which was completed on July 3, 2017.

(2)	Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking.

(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.

(4)	Revenue calculations assume no exercise of any option to extend the terms of charters.

(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).
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The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of December 31, 2016 for the ten LNG carriers in our fleet, without including the GasLog Geneva, the acquisition of which was completed on July 3, 2017. The table reflects only our contracted charter revenues, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see “Item 3. Key Information—D. Risk Factors” of the 2016 Form 20-F. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Quantitative and Qualitative Disclosures About Market Risk

For information about our exposure to market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of the 2016 Form 20-F.

Capital Expenditures

As of December 31, 2016, there are no commitments for capital expenditures related to our fleet. In the event we decide to exercise our options to purchase additional ships from GasLog, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

Critical Accounting Policies

The preparation of the consolidated financial statements in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the consolidated financial statements. The Partnership’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. For a description of all our principal accounting policies, see Note 2 to our annual consolidated financial statements included elsewhere in this current report.

Classification of the Partnership Interests

The interests in the Partnership comprise common units, subordinated units, a general partner interest and incentive distribution rights. Under the terms of the Partnership Agreement, the Partnership is required to distribute 100% of available cash (as defined in our Partnership Agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the board of directors to (i) provide for the proper conduct of the business of the Partnership group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership group) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

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In reaching a judgment as to whether the interests in the Partnership should be classified as liabilities or equity interests, the Partnership has considered the wide discretion of the board of directors to determine whether any portion of the amount of cash available to the Partnership constitutes available cash and that it is possible that there could be no available cash. In the event that there is no available cash, as determined by the board of directors, the Partnership does not have a contractual obligation to make a distribution. Accordingly, the Partnership’s management has concluded that the Partnership interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

Vessel Lives and Residual Value

Vessels are stated at cost, less accumulated depreciation. The estimates and assumptions that have the most significant effect on the vessel carrying amount relate to the estimation of the useful life of an LNG vessel of 35 years and the residual value. An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge, and an increase in the estimated useful life of a vessel would also extend annual depreciation charge into later periods. A decrease in the useful life of a vessel or its residual value would have the effect of increasing the annual depreciation charge.

Management estimates residual value of its vessels to be equal to the product of its LWT and an estimated scrap rate per LWT. Effective December 31, 2016, following management’s annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate is expected to increase the future annual depreciation expense by $0.2 million. The estimated residual value of our ships may not represent the fair market value at any time partly because market prices of scrap values tend to fluctuate. We might revise our estimate of the residual values of our ships in the future in response to changing market conditions.

If regulations place significant limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life will be adjusted to end at the date such regulations become effective. The estimated residual value of a vessel may not represent the fair market value at any one time partly because market prices of scrap rates tend to fluctuate.

Vessel Cost

When determining vessel cost, we recognize the installment payments paid to the shipyard or the acquisition price paid to the seller for secondhand vessels along with any directly attributable costs of bringing the vessels to their working condition. Directly attributable costs incurred during the vessel construction periods consist of commissions, on-site supervision costs, costs for sea trials, certain critical initial spare parts and equipment, costs directly incurred for negotiating the construction contracts, initial lubricants and other vessel delivery expenses. Any vendor discounts are deducted from the vessel cost. Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met.

The vessel cost component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the vessel less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our ships.

We must periodically dry-dock each of our ships for inspection, repairs and any modifications. At the time of delivery of a ship from the shipyard, we estimate the dry-docking component of the cost of the ship, representing estimated costs to be incurred during the first dry-docking at the dry-dock yard for a special survey and parts and supplies used in making required major repairs that meet the recognition criteria, based on our historical experience with similar types of ships. For subsequent dry-dockings actual costs are capitalized when incurred. Costs that will be capitalized as part of the future dry-dockings will include a variety of costs incurred directly attributable to the dry-docking and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the dry-dock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Dry-docking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the dry-docking period. Expenses related to regular maintenance and repairs of our vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as our dry-docking.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

We recognize dry-docking costs as a separate component of the vessel’s carrying amounts and amortize the dry-docking cost on a straight-line basis over the estimated period until the next dry-docking. If the vessel is disposed of before the next dry-docking, the remaining balance of the dry-dock component is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period of disposal. We expect that vessels will be required to be dry-docked in approximately 60 months after their delivery from the shipyard, and thereafter every 60 months will be required to undergo special or intermediate surveys and dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. We amortize the estimated dry-docking expenses for the first special survey over five years, in case of new vessels, and until the next dry-docking for secondhand vessels unless we intend to dry-dock the vessels earlier as circumstances arise.

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Impairment of Vessels

We evaluate the carrying amounts of our vessels to determine whether there is any indication that our vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, we obtain vessel valuations from independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

Our estimates of basic market value assume that the vessels are all in seaworthy condition without a need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on approximate market values for the vessels that have been received from shipbrokers, which are also commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, so that the estimates may not be indicative of future basic market value of our vessels or prices that could be achieved if we were to sell them.

The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2015 and December 31, 2016.

				Carrying values(1) (in thousands of U.S. dollars)
Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	December 31, 2015	December 31, 2016
GasLog Shanghai(2)(3)	January 2013	155,000	$189,619	$174,015	$168,625
GasLog Santiago(2)(3)	March 2013	155,000	189,560	174,774	169,385
GasLog Sydney(2)(3)	May 2013	155,000	195,947	181,674	176,109
GasLog Seattle(2)(3)	December 2013	155,000	201,738	190,029	184,300
GasLog Greece(2)(3)	March 2016	174,000	209,195	—	204,661
Methane Rita Andrea(4)(6)	April 2014	145,000	156,613	146,707	143,677
Methane Jane Elizabeth(4)(6)	April 2014	145,000	156,613	146,743	143,356
Methane Alison Victoria(5)(6)	June 2014	145,000	156,610	149,966	144,557
Methane Shirley Elisabeth(5)(6)	June 2014	145,000	156,599	150,387	144,843
Methane Heather Sally(5)(6)	June 2014	145,000	156,599	150,468	144,981
Total			$1,769,093	$1,464,763	$1,624,494

(1)	Our vessels are stated at carrying values (see Note 2 to our consolidated financial statements included elsewhere in this current report). For the years ended December 31, 2015 and 2016, no impairment was recorded.

(2)	The construction of these vessels was completed on the acquisition date.

(3)	The market value of each vessel individually, and all vessels in the aggregate, exceeds the carrying value of that vessel, and all vessels in the aggregate, as of December 31, 2015 and December 31, 2016.

(4)	The vessels were built in 2006.

(5)	The vessels were built in 2007.

(6)	Indicates vessels for which we believe, as of December 31, 2016, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $117.7 million, at December 31, 2016. However, as described below, the value in use for each of the five vessels was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.
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As of December 31, 2016, for the five vessels with carrying amounts higher than the estimated charter-free market value we concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, we performed the impairment assessment of these vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying values. Our strategy is to charter our vessels under five year contracts or more, providing the Partnership with stable cash flows. The significant factors and assumptions we used in our discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses, management fees estimates, residual values and the discount factor. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter rates for the remaining life of the vessels after the completion of their current contract. The estimated daily time charter rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2016, (iii) historical average time charter rates, based on publications by independent third party maritime research services and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, we believe the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, we used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry. The value in use for the five vessels calculated as per above was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

In connection with the impairment testing of our vessels as of December 31, 2016, for the five vessels with carrying amounts higher than the estimated charter-free market value, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the impairment exercise, the projected charter hire rate used to forecast future cash flows for non-contracted days. The following table summarizes the average results of the sensitivity analysis that we performed.

Average charter hire rate used(1)	Average break- even charter hire rate(2)	Variance (Amount)	Variance (%)
$59,366	$46,655	$12,711	21%

(1)	The average charter rate used in our impairment testing is the average charter rate based on which we estimated the revenues for the remaining useful life of the respective vessels.

(2)	The average break-even charter hire rate is the average charter rate that if used in the discounted projected net operating cash flows of the impairment testing, will result in discounted total cash flows being equal to the carrying value of the vessels.

JOBS Act Status

We are an EGC, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. We have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act, which election is irrevocable.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an EGC. We will continue to be deemed an EGC until the earliest of the last day of the fiscal year of during which we had total annual gross revenues of $1 billion or more, the last day of the fiscal year following our fifth IPO anniversary, the date in which, during the previous 3-year period, we have issued more than $1.0 billion in non-convertible debt, or the date on which we will be deemed to be a large accelerated filer.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this current report.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

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D. Trend Information

LNG Supply

The global seaborne trade of LNG cargoes was over 265 mtpa in 2016, and is projected to rise to approximately 300 mtpa in 2017. This growth is driven mainly by Australian projects, with shipments commencing from Gorgon Trains 2 and 3 (10 mtpa), Wheatstone LNG Train 1 (4.5 mtpa) and Icthys Train 1 (4.2 mtpa) all scheduled to start up in the next 12 months. Looking beyond 2017, based on the public announcements of LNG producers, new LNG production volumes should become available in the 2018-2020 timeframe from projects in Australia, Malaysia, Cameroon and the United States. Of these countries, the United States is by far the most significant contributor to new supply, with more than 50 mtpa anticipated by the end of 2020.

The U.S. projects comprise the second major wave of new LNG supply, following the continuing ramp-up in Australia. Sabine Pass, one of five U.S. projects under construction, began exporting from Trains 1 and 2 in 2016; when construction on the remaining trains is complete, Sabine Pass will have a total export capacity of 22.5 mtpa. Other U.S. projects scheduled to begin exports by the end of 2020 include Freeport (13.2 mtpa) Corpus Christi (9 mtpa), Cameron LNG (12 mtpa), Cove Point (5.3 mtpa) and Elba Island (2.5 mtpa). The majority of U.S. volumes have already been contracted with most expected to go into the Asian and European markets. This development will be positive for tonne mile demand as the U.S. Gulf Coast to Asia voyage is approximately 9,000 nautical miles through the Panama Canal, which opened to LNG shipping in 2016. The same voyage around Cape Horn is approximately 13,000 nautical miles. From the U.S. Gulf Coast to northwest Europe, the distance is approximately 5,000 nautical miles. In recent years, the average global LNG voyage was approximately 4,000 nautical miles, and therefore any voyage in excess of this distance will increase the global average distance and thus the demand for LNG carriers.

LNG Demand

In recent years, Egypt, Jordan, Pakistan, Poland, Colombia, Malta, Jamaica and Jordan all imported their first LNG cargoes. This increase in the number of importing nations has been encouraged by low gas prices and attractive economics for Floating Storage and Regasification Units (“FSRUs”). These are either custom-built vessels or LNG Carriers that have been converted to operate as FSRUs, and offer cheaper and quicker access to LNG markets. FSRUs remain a growing sector of the LNG trade and they increase not only the number of potential customers but also the range of LNG trade routes.

LNG Chartering Activity

The significant fall in oil prices since 2014 has led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. These factors, among others, led in turn to a significant shortening of the average duration of spot charters fixed throughout 2015 and into 2016, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. The latter half of 2016 saw this trend reversing, with charterers taking vessels for longer periods and/or at higher rates; however, the turnaround is slow. In addition, some production companies have announced delays or cancellations of certain previously announced (but early stage) LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase.

Approximately 275 charters of LNG vessels were fixed in 2016, compared with 247 in 2015. This significant increase in chartering activity is a positive sign for the developing LNG shipping market, and reflects among other trends the increasing activity of trading houses. Our ability to participate in any future market growth will depend on our ability to access the equity and debt markets.

Global LNG Fleet

As of December 31, 2016, the global fleet of dedicated LNG carriers stood at 480 ships. In 2016, approximately 40 LNG carriers were delivered, and only 5 orders were placed. This low level of ordering is commensurate with the poor market conditions in 2015 and 2016.

We believe that the growing global demand for natural gas and the evolution of the LNG market, including less efficient trading with cargoes spending more time on the water, should support the existing order backlog for vessels and should also drive a need for more LNG carriers in the future. In addition, LNG project developers are typically large multinational oil and gas companies that have high standards for safety and reliability and a preference for modern LNG carriers with fuel-efficient ship design and propulsion, which should support our ability to obtain new charters over new or less-experienced operators. However, various factors, including changes in prices and demand for LNG can materially affect the competitive dynamics that currently exist.

The statements in this “Trend Information” section are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risk and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—D. Risk Factors” of the 2016 Form 20-F.

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E. Off-Balance Sheet Arrangements

As of December 31, 2016, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2016 were:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations	$982,191	$59,625	$546,625	$276,465	$99,476
Interest on long-term debt obligations(1)	130,300	29,420	62,442	25,945	12,493
Amounts due to related parties(2)	1,390	1,390	—	—	—
Amounts due for management, commercial and administrative services fees(3)	3,861	3,861	—	—	—
Purchase of depot spares(4)	4,340	—	2,000	2,340	—
Total	$1,122,082	$94,296	$611,067	$304,750	$111,969

(1)	Our interest commitment on our floating long-term debt is calculated based on an assumed applicable interest rate of 3.5%, which takes into account the LIBOR and applicable margin spreads in our credit facilities while 2.4% is used for the commitment fees of our Old Sponsor Credit facility and 0.90% is used for the commitment fees of the GasLog Seattle Revolving Facility.

(2)	Amounts due to related parties represent mainly payments made by GasLog LNG Services and GasLog to cover operating expenses, as well as amounts owed for commercial management and administrative services. See Note 12 to our consolidated financial statements.

(3)	This includes the amounts due under our contractual obligations under our amended ship management agreements and our amended commercial management agreements signed with GasLog LNG Services and GasLog, respectively, for their non-terminable periods. In addition, it includes the amounts due under the amended administrative services agreement for its non-terminable period. The amended ship management agreements provide for a monthly management fee of $46 per vessel and the amended commercial management agreements provide for a fixed annual fee of $360 per vessel and may be terminated by either party giving three months’ notice. The administrative services agreement provides for a fixed annual fee of $632.4 per vessel and may be terminated by either party at any time giving the other party not less than three months’ written notice. The contractual obligations table includes administrative services fees for three months.

(4)	Following the acquisition of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., is the counter guarantor for the acquisition from MSL of 83.3% of depot spares with an aggregate value of $6.0 million. These spares should be acquired before the end of the initial term of the related charter agreements.
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